SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 27 February 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐            No:   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release

February 27, 2012

Altynalmas Gold announces a feasibility mineral reserve estimate of 5.76 million ounces at the Kyzyl Gold Project in Kazakhstan

Indicated gold mineral resources increase by 18%

to 7.35 million ounces

Continuous testing of processing technology successfully completed

HOLLYWOOD, FLORIDA, U.S.A. — Robert Friedland, founder and Chief Executive Officer of Ivanhoe Mines and Chairman of Altynalmas Gold, and David Woodall, President and Chief Executive Officer of Altynalmas Gold, announced today at the BMO Capital Markets Global Metals & Mining Conference that an independent Feasibility Study estimates Mineral Reserves of 5.76 million ounces of gold at the Kyzyl Gold Project in northeastern Kazakhstan.

The reserve estimate is based on an underground mining operation producing an average of 337,000 ounces of gold per year during an initial mine life of up to 15 years, based on Mineral Resources as of December 1, 2010.

Other highlights of the Feasiblity Study (Technical Report) include:

•	The successful completion of performance testing of a metallurgical process that recovers at least 88% of contained gold.

•	The development of an innovative and proprietary ore treatment process that produces an environmentally stable, iron arsenate mineral by-product that meets international environmental standards.

•

An 18% increase in the Indicated Mineral Resources, inclusive of Mineral Reserves, at the Kyzyl Gold Project, which now contain an estimated 7.35 million ounces of gold as of December 1, 2011. The project also contains an additional 3.0 million ounces of gold in Inferred Mineral Resources. The Mineral Resources are within the Bakrychik and Bakyrchik East deposits.

International mining consultants Roscoe Postle Associates (RPA) has completed an independent NI 43-101-compliant Technical Report on the Kyzyl Gold Project based on a Feasibility Study-level report completed by Fluor Canada and subsequent optimization studies undertaken by Hatch Mining and Metals Canada. The project encompasses the re-development of the Bakyrchik underground mine and the construction of a new processing plant incorporating fluidized-bed ore-roasting technology and supporting mine infrastructure.

The Technical Report, based on December 1, 2010, Mineral Resources, confirms the economics supporting Mineral Reserves, and describes an extended, 20-year Life-of-Mine Sensitivity Case that includes additional Indicated and Inferred Resources. Altynalmas Gold drilling programs focused on converting Inferred Mineral Resources to Indicated Mineral Resources, before and after the December 1, 2010, Mineral Resource estimate, have been very successful, providing confidence in the Life-of-Mine Sensitivity Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized.

“With our successful and continuing resource delineation and reserve conversion, the confirmation of the gold recovery process and the support of the Government of Kazakhstan, we are pleased to be in a position now to start the construction and development of a state-of-the-art operation that will integrate the best available technology and launch a new era of gold production in the region,” Mr. Woodall said.

“Our gold reserves and resources are continuing to grow and we are confident that the Kyzyl Gold Project can become a substantial, long-term gold producer.”

Altynalmas Gold, a private company developing world-class gold assets in northeastern Kazakhstan, is 50% owned by Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ).

Mineral Reserve estimate as of February 14, 2012

RPA estimated that the current total Probable Mineral Reserves contained in Lenses 1, 8, 9 and 12 of the Bakyrchik Deposit – one of several deposits comprising the Kyzyl Gold Project – total 22.21 million tonnes with a grade of 8.06 grams of gold per tonne (g/t), containing 5.76 million ounces of gold, using a cut-off grade of 3.0 g/t gold and a gold price of US$1,250 per ounce.

TABLE 1. BAKYRCHIK DEPOSIT MINERAL RESERVE ESTIMATE

As of February 14, 2012

	September 30,	September 30,	September 30,	September 30,
		Tonnes	Gold Grade	Contained Gold
Location	Category	(million)	(g/t)	(million ounces)
Lens 1	Probable	15.26	8.64	4.24
Lens 8	Probable	0.68	4.98	0.11
Lens 9	Probable	2.92	6.69	0.63
Lens 12	Probable	3.35	7.27	0.78

Total	Probable	22.21	8.06	5.76

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a cut-off grade of 3.0 g/t Au.

3.	Mineral Reserves are estimated using an average long-term gold price of US$1,250 per ounce.

4.	A minimum mining width of 4.0 m was used.

5.	Bulk density is 2.7 t/m3.

6.	Numbers may not add due to rounding.

Indicated Mineral Resources as of December 1, 2010, contained in Lenses 1, 8, 9 and 12 of the Bakyrchik Deposit were converted into Mineral Reserves for the Feasibility Study. Mineral Reserves were estimated as of February 14, 2012, in accordance with the requirements of NI 43-101 and the definitions set out by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves. These Mineral Reserves were used for the Feasibility Study.

In an after-tax economic assessment in the Technical Report, the base case economic assessment (the Base Case), which is based only on reserves, estimated a post-tax net present value of US$878 million, using a 5% discount rate and assuming a long-term gold price of US$1,250 per ounce. The Life-of-Mine Sensitivity Case, which was undertaken to better reflect the project’s successful drilling undertaken during 2011 to increase the mineral resource base, calculated an after-tax net present value of US$1,141 million, using the same economical parameters. Highlights of the economic analysis included in the Technical Report include the following key parameters:

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Life-Of-Mine
	Base Case		Sensitivity Case
Expected mine life		15 years		20 years
Total mine-life gold production		5,057,000 oz		6,416,000 oz
Average gold price	US$	1,250/oz	US$	1,250/oz
Annual production rate (tonnes)		1.5 million		1.5 million
Metallurgical recovery		88%		88%
Average annual production		337,000 oz		321,000 oz
Total pre-production capital (Jan 2012 terms)	US$	1,124 million	US$	1,124 million
Sustaining capital (Jan. 2012 terms)	US$	149 million	US$	161 million
Maximum cash draw (Jan. 2012 terms)	US$	1,293 million	US$	1,293 million
All-in operating costs per tonne milled	US$	88/tonne	US$	88/tonne
Cash cost per ounce of gold sold	US$	483/oz	US$	500/oz
Total production cost per ounce of gold	US$	759/oz	US$	722/oz

Notes:

1.	Cash cost per ounce sold is not a recognized measure under IFRS.

2.	The Life-of-Mine Sensitivity Case is a Preliminary Assessment, which is preliminary in nature as it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources, inclusive of Mineral Reserves, shown in Table 2 were estimated as of December 1, 2010, in accordance with the requirements of NI 43-101 and CIM definitions. Although Mineral Resource estimates have been updated since (see Table 3 below), this estimate forms the basis of the Mineral Reserve estimate.

TABLE 2. BAKYRCHIK DEPOSIT MINERAL RESOURCE ESTIMATE

INCLUSIVE OF MINERAL RESERVES

As of December 1, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Indicated			Inferred
	Tonnage	Gold Grade	Contained Gold	Tonnage	Gold Grade	Contained Gold
Lens	(000s)	(g/t)	(ounces x1,000)	(000s)	(g/t)	(ounces x1,000)
1	14,200	9.44	4,320	6,130	7.3	1,430
9	3,140	7.57	760	960	6.9	210
12	3,500	8.21	930	2,380	8.2	300
4, 5 and 7	480	4.08	60	90	4.6	14
8	790	5.60	140	100	8.4	29

Total	22,160	8.72	6,220	9,680	7.4	2,311

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cut-off grade of 3.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of US$1,100 per ounce.

4.	The Mineral Resource Estimate uses drill hole data available as of December 1, 2010.

5.	Bulk density is 2.67 t/m3.

6.	Numbers may not add due to rounding.

Two-stage fluidized-bed roasting technology recovers 88% of contained gold

The processing basis of the NI 43-101 Technical Report is the use of a two-stage, fluidized-bed roasting technology. Altynalmas Gold adopted this approach following the completion of pilot test work completed under the supervision of Crescent Technology and undertaken at Hazen Research’s Colorado facilities during the past three years.

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Metallurgical process performance testing demonstrated recoveries of at least 88% of contained gold. Integral to the process is the scrubbing of gases liberated from the roasting process and, in particular, the development of an innovative and proprietary ore treatment process that produces an environmentally stable, iron arsenate mineral by-product that meets international environmental standards. Altynalmas Gold has filed a provisional patent application with the United States Patent and Trademark Office and with Kazakh authorities covering this new technology.

Mineral Resource estimate as of December 1, 2011

Based on drilling results available as of December 1, 2011, RPA now estimates that inclusive of Mineral Reserves, the Bakyrchik Gold Deposit consists of 25.9 million tonnes of Indicated Mineral Resources grading 8.84 grams of gold per tonne (g/t) and containing 7.35 million ounces of gold. RPA also estimates that Inferred Mineral Resources for Bakyrchik total 6.3 million tonnes grading 7.1 grams of gold per tonne and containing 1.5 million ounces of gold (Tables 3 and 4).

In the same assessment, RPA estimates that the Bakyrchik East Gold Deposit contains 7.8 million tonnes of Inferred Mineral Resources grading 6.3 grams of gold per tonne and containing 1.6 million ounces of gold. The Bakyrchik East Deposit, consisting of the Globoki Log and Promezhutochny zones, is located 800 metres east along strike from the eastern edge of the main Bakyrchik Deposit within the Kyzyl Shear Zone. The gold resources at Bakyrchik East are hosted in two lenses comprised of more than 20 sub-zones that collectively measure 2,000 metres along strike by 1,500 metres down dip, extending from surface to a depth of 800 metres (Tables 3 and 5).

TABLE 3. KYZYL GOLD PROJECT MINERAL RESOURCE SUMMARY

INCLUSIVE OF MINERAL RESERVES

As of December 1, 2011

	September 30,	September 30,	September 30,	September 30,
Mineral Resource		Tonnes	Gold Grade	Contained Gold
Classification	Deposit	(million)	(g/t)	(ounces)
Indicated	Bakyrchik	25.9	8.84	7,350,000

	Bakyrchik	6.3	7.1	1,450,000
Inferred	Bakyrchik East	7.8	6.3	1,570,000

	Total Inferred	14.1	6.6	3,020,000

The following Notes apply to Tables 3 to 5:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a cut-off grade of 3.0 g/t Au.

3.	Mineral Resources are estimated using an average long-term gold price of US$1,250 per ounce.

4.	A minimum mining width of 2.0 metres was used for the Bakrychik Deposit and with a minimum mining width of 1.5 metres used for the Bakyrchik East Deposit.

5.	Bulk density is 2.67 t/m3.

6.	Numbers may not add due to rounding.

The overall Bakyrchik digital drill hole database includes 2,372 historic drill holes totalling 658,954 metres of core, plus 313 recent drill holes by Altynalmas totalling 145,472 metres of core. Both data sets were verified and validated by RPA and are acceptable to estimate Mineral Resources.

A subset of the overall database consisting of 905 drill holes totalling 295,144 metres of core was used to estimate Mineral Resources at the Bakyrchik Deposit. Historic former Soviet Union (FSU) drilling accounts for 42% of the total. At the Bakyrchik East Deposit, 261 drill holes totalling 1,591 metres of core were used to estimate Mineral Resources. Historic FSU drilling accounts for 90% of the total drilling.

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TABLE 4. BAKYRCHIK DEPOSIT MINERAL RESOURCE ESTIMATES

INCLUSIVE OF MINERAL RESERVES

As of December 1, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Indicated			Inferred
	Tonnage	Gold Grade	Contained Gold	Tonnage	Gold Grade	Contained Gold
Lens	(000s)	(g/t)	(ounces x1,000)	(000s)	(g/t)	(ounces x1,000)
1	16,700	9.22	4,950	4,320	7.1	990
9	3,560	7.69	880	570	6.5	120
12	4,310	9.51	1,320	1,260	7.3	300
4, 5 and 7	490	4.04	60	90	4.7	14
8	790	5.60	140	100	8.3	28

Total	25,860	8.84	7,350	6,350	7.1	1,450

TABLE 5. BAKYRCHIK EAST DEPOSIT INFERRED MINERAL RESOURCE ESTIMATES

As of December 1, 2011

	September 30,	September 30,	September 30,
	Tonnes	Gold Grade	Contained Gold
	(000s)	(g/t)	(ounces x1,000)
Promezhutochny	5,100	6.2	1,020
Globoki Log	2,700	6.3	550

Total	7,800	6.3	1,570

A set of cross-sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized lenses using the descriptive logs, a minimum grade of 3.0 grams of gold per tonne (g/t), and a minimum thickness of 1.5 metres. Prior to compositing to two-metre lengths, high grades were cut to 35 g/t gold. Gold grade was estimated using ordinary kriging. Block size is five metres by five metres by five metres. Bulk density is 2.67 t/m3. Classification into the Indicated and Inferred categories was completed manually for each lens based on drill-hole spacing, gold grade continuity and geometric continuity.

The RPA estimate is based on drilling results that were available to December 1, 2011. The previous estimates were based on drilling results that were available to January 1, 2010, for the Bakyrchik Deposit and to July 11, 2011, for the Bakyrchik East Deposit. The estimated amount of gold contained in the Bakyrchik Deposit’s Indicated Mineral Resources increased by approximately 1.1 million ounces, or 18%, from 6.22 million ounces reported in August 2011 to 7.35 million ounces as a result of the successful upgrading of Inferred Mineral Resources. Inferred Mineral Resources only decreased by approximately 0.6 million ounces, from 3.6 million ounces to 3.0 million ounces, as a result of additional drilling at depth at the Bakyrchik Deposit and a geological re-interpretation of the Bakyrchik East Deposit.

Exploration drilling ongoing

Altynalmas Gold is continuing its drilling program designed to expand and upgrade the NI 43-101-compliant Inferred and Indicated Resource estimate at the Kyzyl Gold Project. Total exploration drilling for 2011 amounted to 84,552 metres, of which 62,562 metres were drilled on the Bakyrchik Mining Licence #737. During the second quarter of 2011, drilling began on the satellite deposits within the Kyzyl Gold Project’s Exploration Licence #27, resulting in the drilling of 21,990 metres. Assay results from the 2011 Exploration Licence drilling are pending. Exploration drilling in 2012 is budgeted to be 40,000 metres.

5

The gold deposits at the Kyzyl Gold Project consist of a series of mineralized lenses, or lodes, lying within the large Kyzyl Shear Zone. Gold mineralization is hosted within sheared, carbonaceous sediments of the fault zones and principally is contained within arsenopyrite sulphide mineralization occurring in association with quartz stockworks, which crosscut and parallel the foliation of the sediments.

Recent significant drill intercepts of high-grade gold mineralization, which approximate true widths and confirm the higher-grade zones within the Bakyrchik resource wireframes, include:

•	27.0 metres @ 16.42 (g/t) gold and 22.0 metres @ 18.69 g/t gold in Lens 1;

•	5.0 metres @ 9.71 g/t gold in Lens 9;

•	3.0 metres @ 46.20 g/t gold and 13.0 metres @ 8.68 g/t gold in Lens 12; and,

•	5.0 metres @ 13.39 g/t gold and 3.0 metres @ 5.68 g/t gold in Globoki Log at Bakrychik East.

Notes:

1.	Intersection grades are a composite of one-metre assays calculated from length-weighted assays over a minimum three-metre intersection length using a 2.0 g/t gold cut-off. A maximum of three metres of waste or lower grade material also may be included in the composite.

2.	No high assay values have been cut.

3.	Interval widths generally are equivalent to true widths.

A complete summary of recent drill results, maps and drill sections is available on the Altynalmas Gold Project page on Ivanhoe Mines’ website at www.IvanhoeMines.com.

Quality assurance, quality control and data verification

Altynalmas Gold’s exploration drill core was drilled HQ size (63.5-mm-diameter core) using western drill strings. Triple tube HQ3 (61.1-mm-diameter core) was used within, and on the shoulders, of the mineralized zone. Recoveries generally are greater than 95% within the mineralized zones.

Assaying of Altynalmas Gold’s samples was completed at ALS Minerals, an independent, ISO-credited laboratory in Vancouver, Canada, using fire assay fusion, followed by a gravimetric analysis procedure. Quality assurance and quality control is independently monitored and audited by RPA with a quality-control program, which includes the use of matrix matched assay standard reference samples, blanks, duplicates, repeats and internal ALS Minerals quality-assurance procedures.

In RPA’s opinion, the Altynalmas Gold historical drill-hole database recompilation and QA/QC processes have been thorough and well documented. Altynalmas Gold personnel have put a significant effort into validation of FSU gold assay values sourced from borehole logs, assay certificates and plotted values. In RPA’s opinion, the main limitations on verifying data from the various sources are the lack of available FSU core to examine, as well as the lack of FSU QA/QC documentation. Recoveries for FSU reportedly averaged approximately 73% in mineralized zones for surface holes.

Qualified persons

Disclosures of a scientific or technical nature in this release have been approved by Ian Blakley, P. Geo., Vice President – Exploration of Altynalmas Gold and a “Qualified Person” for the purpose of National Instrument 43-101.

The Mineral Resources for the Kyzyl Gold Project disclosed in this news release have been prepared by David Ross, P.Geo., an employee of RPA and independent of Ivanhoe Mines. Mr. Ross is a “Qualified Person” for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010). Mr. Ross has read and approved the contents of this news release as it pertains to the disclosed mineral resource estimate.

6

The Feasibility Study Technical Report was prepared by RPA. for Altynalmas Gold Ltd. under the supervision of Jason Cox, P. Eng., an employee of RPA and independent of Ivanhoe Mines. Mr. Cox is a "Qualified Person" for the purpose of National Instrument 43-101. The Mineral Reserves have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010). Mr. Cox has read and approved the contents of this news release as it pertains to the disclosed mineral reserve estimate.

NI 43-101 Technical Report

The Feasibility Study Technical Report for the Kyzyl Gold Project was prepared to Canada’s NI 43-101 reporting standards. Details surrounding the key assumptions, parameters and methods used to estimate the mineral resources and reserves surrounding the resource and reserve estimates, as well as information relating to the Qualified Persons data verification procedures, are found in the 43-101F1 Technical Report for the Project, a copy of which will be filed on SEDAR within 45 days and available at www.sedar.com and on Ivanhoe’s website at www.IvanhoeMines.com.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in Ivanhoe Australia (ASX, TSX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830 Website: www.ivanhoemines.com

Forward-Looking Statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting Altynalmas Gold’s planned development work and the timing for completion of the planned feasibility study.

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All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the company’s most recent MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

This release also contains references to estimates of mineral resources. The estimation of resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

8

Addenum to Press Release

Issued February 27, 2012

RUSSIA

Kyzyl Gold Project

541,000 E
542,000 E
543,000 E
544,000 E
1000 mRL
1000 mRL
Capital Shaft
West Shaft
Skip Shaft
Central Shaft
East Shaft
Level 290
Level 330
Level 250
0 mRL
0 mRL
0
200
400
600
800
1000
Metres
-1000 mRL
-1000 mRL
Legend:
Lens 1
Lens 4
Lens 5
Lens 7
Lens 8
Lens 9
Lens 12
Mined Out
Indicated Resources
Not converted to Reserve
February 2012
ALTYNALMAS GOLD
Kyzyl Gold Project
Bakyrchik Deposit
Longitudinal - Reserve

Legend:

Lens 1            Lens 8            Mined Out

Lens 4            Lens 9            Indicated Resource

Lens5            Lens 12            Not converted to Reservr

Lens7

ALTYNALMAS GOLD

Kyzyl Gold Project

Bakyrchik Deposit

Longitudinal-Reserve

Looking North
1000 m N
750 m N
500 m N
250 m N
0 m N
-250 m N
-500 m N
-750 m N
-1000 m N
-1250 m N
-250 m E
0 m E
250 m E
500 m E
750 m E
1000 m E
1250 m E
1500 m E
1750 m E
2000 m E
2250 m E
2500 m E
2750 m E
Surface
West Shaft
Central Shafts
East Shaft
330 Level
250 Level
Lens 8
LENS 12 DRILLING
Lens 12
Lens 3-4-5
LENS 1 DRILLING
LENS 9 DRILLING
Lens 9
BAKYRCHIK EAST DRILLING
Lens 1
Resource Class
Indicated
Inferred
As of December 1, 2011
0 100 200 300 400 500
Metres
Mine Grid, 1942
ALTYNALMAS GOLD
Kyzyl Gold Project
Bakyrchik Deposit
Longitudinal Section
Drilling Locations
January 2012

ALTYNALMAS GOLD

Kyzyl Gold Project

Bakyrchik Deposit

Long itudinal Section

Drilling Locations

0 mE
500 mE
1000 mE
1500 mE
2000 mE
Looking North
500 Elev.
Surface
LENS 12
(Stacked)
LENS 4, 5, 7
LENS 1
LENS 8
Existing Development
0 Elev.
Shaft
Shaft
LENS 9
-500 Elev.
-1000 Elev.
Gold Grade (g/t)
0.0 2.0
2.0 3.0
3.0 5.0
5.0 10.0
10.0 15.0
15.0 20.0
20.0 1000.0
Drill Hole Trace (Historic) - Grey
Drill Hole Trace (Altynalmas) - Black
0 100 200 300 400 500
Metres
Mine Grid, 1942
ALTYNALMAS GOLD
Kyzyl Gold Project
Bakyrchik Deposit
Vertical Longitudinal Section
DDH Traces & Block Model Gold Grades
January 2012

ALTYNALMAS GOLD

Kyzyl Gold Project

Bakyrchik Deposit

Vertical Longitudinal Section

DDH Traces & Block Model Gold Grades

2500 mE
3000 mE
3500 mE
4000 mE
4500 mE
5000 mE
Looking North
PROMEZHUTOCHNY DEPOSIT
GLOBOKI LOG DEPOSIT
500 Elev.
Existing Development
Surface
500 Elev.
0 Elev.
0 Elev.
-500 Elev.
-500 Elev.
-1000 Elev.
Gold Grade (g/t)
0.0 2.0
2.0 3.0
3.0 5.0
5.0 10.0
10.0 15.0
15.0 20.0
20.0 1000.0
0 100 200 300 400 500
Metres
Mine Grid, 1942
Drill Hole Trace (Historic) - Grey
Drill Hole Trace (Altynalmas) - Black
ALTYNALMAS GOLD
Kyzyl Gold Project
Bakyrchik Deposit
Vertical Longitudinal Section
DDH Traces & Block Model Gold Grades
January 2012

kyzyl Gold Project

Bakyrchik Deposit

Vertical Longitudinal Section

DDH Traces & Block Model Gold Grades

400 N
600 N
800 N
1000 N
1200 N
1400 N
Surface
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
0 50 100 150 200
Metres
Mine Grid, 1942
25m @ 9.70 g/t Au
25m @ 9.14 g/t Au
12m @ 11.33 g/t Au
4m @ 22.43 g/t Au
24m @ 10.10 g/t Au
10m @ 9.32 g/t Au
21m @ 10.53 g/t Au
19m @ 12.09 g/t Au
35m @ 17.78 g/t Au
76m @ 7.13 g/t Au
8m @ 6.62 g/t Au
19m @ 8.46 g/t Au
14m @ 10.68 g/t Au
19m @ 9.95 g/t Au
+ 4m @ 8.20 g/t Au
4m @ 6.60 g/t Au
BAK-046-2010
BAK-237-2011
BAK-005-2009
BAK-004-2009
BAK-008-2009
BAK-010-2009
BAK-177-2010
BAK-040-2010
BAK-264-2011
BAK-310-2011
BAK-303-2011
BAK-270-2011
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Lens 1
Vertical Section 541550E
DDH Trace, Lithology, Lens
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation
January 2012

kyzyl Gold Project

Kazakhstan

Bakyrchik Lens 1

Vertical Section 541550E

DDH Traces, Lithology Lens

400 N
600 N
800 N
1000 N
1200 N
1400 N
Surface
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
0 50 100 150 200
Metres
Mine Grid, 1942
BAK-217-2011
BAK-306-2011
BAK-305-2011
BAK-032-2010
BAK-233-2011
BAK-331-2011
BAK-036-2010
BAK-057-2010
BAK-041-2010
BAK-219-2011
BAK-223-2011
BAK-314-2011
BAK-329-2011
13m @ 17.10 g/t Au
18m @ 7.64 g/t Au
23m @ 8.33 g/t Au
3m @ 2.59 g/t Au
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Lens 1
Vertical Section 541375E
DDH Trace, Lithology, Lens
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation
January 2012

ALTYNALMAS GOLD

Kyzyl gold Project

Kazakhstan

Bakyrchik Lens 1

Vertical Section 541375E

DDH Trace, Lithology, Lens

200 N
400 N
600 N
800 N
1000 N
1200 N
Surface
400 Elev
200 Elev
0 Elev
-200 Elev
-400 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
BAK-182-2010
BAK-207-2011
BAK-173-2010
BAK-204-2011
BAK-244-2011
BAK-247-2011
BAK-190-2010
BAK-239-2011
BAK-289-2011
BAK-240-2011
BAK-261-2011
BAK-248-2011
13m @ 5.85 g/t Au
12m @ 10.03 g/t Au
8m @ 12.45 g/t Au
5m @ 7.10 g/t Au
18m @ 4.85 g/t Au
3m @ 7.54 g/t Au
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Lens 9
Vertical Section 542525E
DDH Trace, Lithology, Lens
0 50 100 150 200
Metres
Mine Grid, 1942
January 2012

ALTYNALMAS GOLD

Kyzyl gold Project

Kazakhstan

Bakyrchik Lens 1

Vertical Section 541375E

DDH Trace, Lithology, Lens

400 N
600 N
800 N
1000 N
1200 N
1400 N
400 Elev
Surface
200 Elev
0 Elev
-200 Elev
-400 Elev
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
COL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
4m @ 8.02 g/t Au
7m @ 9.21 g/t Au
10 @ 10.75 g/t Au
8m @ 9.34 g/t Au
11m @ 9.44 g/t Au
16m @ 14.70 g/t Au
BAK-068-2010
BAK-156-2010
BAK-153-2010
BAK-092-2010
BAK-164-2010
BAK-319-2011
BAK-328-2011
BAK-321-2011
BAK-316-2011
BAK-262-2011
BAK-323-2011
0 50 100 150 200
Metres
Mine Grid, 1942
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Lens 12
Vertical Section 540775E
DDH Trace, Lithology, Lens
January 2012

ALTYNALMAS GOLD

Kyzyl Gold Project

Kazakhstan

Bakyrchik Lens 12

Vertical Section 540775E

DDH Trace, Lithology, Lens

400 N
600 N
800 N
1000 N
1200 N
1400 N
Surface
400 Elev
200 Elev
0 Elev
-200 Elev
3m @ 5.68 g/t Au
5m @ 13.39 g/t Au
BAK-238-2011
LITHOLOGY
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TB
QZ
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik East (GL)
Vertical Section 544675E
DDH Trace, Lithology, Lens
Legend:
Black Trace= Historical Drill Hole
Lithology Trace= Altynalmas Drill Hole
Red Shading= Mineral Interpretation
0 50 100 150 200
Metres
Mine Grid, 1942
January 2012

ALTYNALMAS GOLD

Kyzyl Gold Project

Kazakhstan

Bakyrchik East (GL)

Vertical Section 544675E

DDH Trace, Lithology, Lens

Recent assay results from resource-upgrade drilling of Bakyrchik Deposit Lenses 1, 9 and 12 and Bakyrchik East Deposit

Table 4 – Bakyrchik Deposit drill results: Lens 1, December 1, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Interval	Gold	Drill Hole Collar Location (Mine Grid 1942)
Hole-ID	From (m)	To (m)	Length (m)	Grade (g/t)	X (m)	Y (m)	Z (m)	Az. (deg)	Dip (deg)
BAK-159-2010	548.0	554.0	6.0	7.81	541406.2	510547.1	418.1	175	-85
and	561.0	564.0	3.0	17.83

BAK-233-2011	244.0	248.0	4.0	3.98	541356.0	510413.3	418.8	163	-73
and	462.0	465.0	3.0	5.10

BAK-244-2011	554.0	557.0	3.0	2.09	541305.1	510607.0	392.5	163	-75

BAK-263-2011	541.0	548.0	7.0	15.69	541281.3	510575.0	392.1	164	-72
includes	544.0	547.0	3.0	21.42

BAK-264-2011	694.0	698.0	4.0	5.20	541531.1	510812.5	397.5	165	-70
and	706.0	725.0	19.0	3.79

BAK-265-2011	407.0	410.0	3.0	2.75	541656.1	510488.3	420.5	170	-71

BAK-266-2011	643.0	651.0	8.0	5.05	541531.2	510718.1	398.1	165	-72
and	657.0	678.0	21.0	10.97

BAK-270-2011	750.0	754.0	4.0	6.60	541530.9	510926.1	398.1	163	-75

BAK-287-2011	605.0	610.0	5.0	4.72	541279.2	510723.0	393.6	168	-72

BAK-293-2011	682.0	698.0	16.0	9.95	541431.0	510921.9	395.7	166	-72

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Interval	Gold	Drill Hole Collar Location (Mine Grid 1942)
Hole-ID	From (m)	To (m)	Length (m)	Grade (g/t)	X (m)	Y (m)	Z (m)	Az. (deg)	Dip (deg)
BAK-294-2011	596.0	606.0	10.0	9.09	541343.5	510712.5	393.5	167	-72

BAK-296-2011	451.0	456.0	5.0	8.50	541556.5	510490.6	431.7	170	-71
and	461.0	488.0	27.0	16.42
includes	462.0	466.0	4.0	26.20
includes	483.0	486.0	3.0	28.75
and	490.0	493.0	3.0	2.28
and	522.0	544.0	22.0	18.69
includes	528.0	540.0	12.0	29.28

BAK-298-2011	659.0	662.0	3.0	2.78	541405.6	510842.6	395.9	166	-72
and	666.0	670.0	4.0	2.86

BAK-301-2011	754.0	757.0	3.0	7.31	541581.0	510933.6	399.1	159	-72.5
and	760.0	763.0	3.0	2.75

BAK-303-2011	609.0	612.0	3.0	2.00	541505.8	510810.2	396.9	155	-72
and	698.0	712.0	14.0	10.68
includes	707.0	710.0	3.0	18.33

BAK-305-2011	617.0	640.0	23.0	8.33	541381.4	510774.7	394.8	159	-71
includes	619.0	622.0	3.0	18.53
includes	636.0	639.0	3.0	17.60

BAK-306-2011	485.0	498.0	13.0	17.10	541381.0	510482.6	421.1	166	-71
includes	489.0	495.0	6.0	23.42

BAK-309-2011	637.0	640.0	3.0	2.41	541480.9	510768.4	396.7	164	-70
and	643.0	654.0	11.0	17.79
includes	648.0	652.0	4.0	38.44

BAK-310-2011	678.0	697.0	19.0	8.46	541556.7	510776.0	398.9	180	-70
includes	686.0	689.0	3.0	19.82

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
			Interval	Gold	Drill Hole Collar Location (Mine Grid 1942)
	From	To	Length	Grade				Az.	Dip
Hole-ID	(m)	(m)	(m)	(g/t)	X (m)	Y (m)	Z (m)	(deg)	(deg)
BAK-313-2011	562.0	565.0	3.0	2.25	541456.4	510706.1	397.9	166	-71
and	568.0	571.0	3.0	2.01
and	588.0	595.0	7.0	3.70
and	599.0	605.0	6.0	13.35
includes	600.0	603.0	3.0	20.81
and	635.0	638.0	3.0	2.40

BAK-314-2011	577.0	595.0	18.0	7.64	541355.5	510709.0	397.4	166	-70

BAK-317-2011	609.0	622.0	13.0	3.70
and	626.0	629.0	3.0	3.50
and	640.0	652.0	12.0	3.95
and	655.0	663.0	8.0	7.33

BAK-318-2011	582.0	585.0	3.0	3.70	541309.8	510659.3	393.5	168	-73

BAK-320-2011	660.0	679.0	19.0	9.95	541531.0	510742.6	397.6	164	-72
includes	670.0	673.0	3.0	22.60
and	682.0	686.0	4.0	8.20

BAK-325-2011	616.0	620.0	4.0	6.87	541404.2	510798.4	395.5	169	-70
and	623.0	648.0	25.0	7.97
and	657.0	660.0	3.0	5.27

BAK-331-2011	688.0	691.0	3.0	2.59	541380.9	510853.1	396.1	167	-80

Table 5 – Bakyrchik Deposit drill results: Lens 9, December 1, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Interval	Gold	Drill Hole Collar Location (Mine Grid 1942)
	From	To	Length	Grade				Az.	Dip
Hole-ID	(m)	(m)	(m)	(g/t)	X (m)	Y (m)	Z (m)	(deg)	(deg)
BAK-229-2011	324.0	329.0	5.0	4.91	542455.5	510155.1	448.5	171	-72

BAK-235-2011	375.0	379.0	4.0	13.62	542480.6	510328.5	414.3	172	-70

BAK-239-2011	363.0	368.0	5.0	7.10	542532.1	510261.6	435.7	170	-72

BAK-240-2011	405.0	408.0	3.0	7.54	542531.5	510422.1	418.9	172	-72

BAK-242-2011	422.0	425.0	3.0	3.10	542455.4	510393.4	418.4	172	-74

BAK-245-2011	347.0	351.0	4.0	7.82	542581.9	510279.6	421.8	170	-72
and	355.0	358.0	3.0	2.01

BAK-247-2011	369.0	378.0	9.0	4.53	542505.3	510364.6	415.5	166	-75

BAK-280-2011	403.0	406.0	3.0	3.07	542430.3	510346.2	417.7	169	-71
and	415.0	418.0	3.0	3.34

BAK-285-2011	515.0	520.0	5.0	9.71	542354.7	510572.5	430.1	169	-71

BAK-289-2011	362.0	380.0	18.0	4.85	542530.3	510348.1	414.7	169	-71

Table 6 – Bakyrchik Deposit drill results: Lens 12, December 1, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Interval	Gold	Drill Hole Collar Location (Mine Grid 1942)
	From	To	Length	Grade				Az.	Dip
Hole-ID	(m)	(m)	(m)	(g/t)	X (m)	Y (m)	Z (m)	(deg)	(deg)
BAK-252-2011	532.0	541.0	9.0	11.08	540855.6	510564.3	404.5	166	-71
and	579.0	582.0	3.0	2.05

BAK-253-2011	430.0	433.0	3.0	18.48	540929.6	510384.1	393.5	168	-72

BAK-260-2011	503.0	507.0	4.0	4.73	540880.5	510529.5	404.5	164	-72

BAK-262-2011	560.0	565.0	5.0	12.42	540781.9	510578.7	410.9	164	-72

BAK-274-2011	571.0	575.0	4.0	7.15	540755.5	510567.2	415.1	168	-74

BAK-276-2011	565.0	578.0	13.0	10.46	540706.1	510583.3	422.2	170	-72
includes	569.0	572.0	3.0	21.85

BAK-279-2011	482.0	485.0	3.0	20.06	540733.7	510487.5	410.9	170	-72

BAK-284-2011	587.0	601.0	14.0	10.17	540656.4	510588.0	417.9	168	-71
includes	591.0	594.0	3.0	18.98

BAK-288-2011	656.0	659.0	3.0	14.38	540707.1	510769.0	429.8	166	-72
and	661.0	669.0	8.0	15.39
includes	662.0	665.0	3.0	35.73
and	683.0	686.0	3.0	60.00
and	690.0	694.0	4.0	10.61
and	700.0	703.0	3.0	15.22
and	763.0	772.0	9.0	3.85

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Interval	Gold	Drill Hole Collar Location (Mine Grid 1942)
	From	To	Length	Grade				Az.	Dip
Hole-ID	(m)	(m)	(m)	(g/t)	X (m)	Y (m)	Z (m)	(deg)	(deg)
BAK-297-2011	238.0	242.0	4.0	7.54	540905.5	510107.0	390.5	173	-71

BAK-304-2011	366.0	371.0	5.0	16.65	540935.8	510305.4	391.8	166	-71
includes	367.0	370.0	3.0	23.40

BAK-307-2011	483.0	495.0	12.0	19.73	540670.7	510490.4	416.8	166	-71
includes	488.0	494.0	6.0	33.43

BAK-308-2011	468.0	472.0	4.0	7.79	540606.3	510450.0	414.5	166	-71

BAK-311-2011	506.0	514.0	8.0	8.95	540830.8	510515.3	404.2	170	-72
includes	506.0	509.0	3.0	17.84

BAK-312-2011	337.0	340.0	3.0	8.61	540831.0	510279.6	394.8	170	-71

BAK-315-2011	506.0	517.0	11.0	9.44	540780.8	510543.6	409.0	172	-70

BAK-316-2011	351.0	354.0	3.0	28.11	540782.3	510296.5	398.4	174	-70

BAK-319-2011	392.0	401.0	9.0	7.27	540856.4	510371.6	398.9	176	-70

BAK-321-2011	504.0	520.0	16.0	15.24	540758.2	510525.5	411.9	170	-72
includes	509.0	514.0	5.0	22.86

BAK-322-2011	528.0	536.0	8.0	6.75	540713.4	510532.7	417.3	170	-72

BAK-327-2011	669.0	672.0	3.0	46.20	540707.1	510779.2	430.3	168	-72
and	699.0	712.0	13.0	8.68
includes	700.0	704.0	4.0	18.94

BAK-328-2011	614.0	630.0	16.0	14.70	540763.5	510665.6	416.8	168	-71
includes	616.0	619.0	3.0	18.69
includes	624.0	629.0	5.0	25.48
and	708.0	712.0	4.0	5.86

Table 7 – Bakyrchik East Deposit drill results: Globoki Log, December 1, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
			Interval	Gold	Drill Hole Collar Location (Mine Grid 1942)
	From	To	Length	Grade				Az.	Dip
Hole-ID	(m)	(m)	(m)	(g/t)	X (m)	Y (m)	Z (m)	(deg)	(deg)
BAK-238-2011	146.0	151.0	5.0	13.39	544680.6	510157.3	485.2	175	-71
and	159.0	162.0	3.0	5.68

Notes:

1.	Intersection grades are a composite of one-metre assays calculated from length-weighted assays over a minimum three-metre intersection length using a 2.0 g/t gold cut-off. A maximum of three metres of waste or lower grade material also may be included in the composite.

2.	The included intervals (“includes”) grade and exceed 15.0 g/t gold within the 2.0 g/t gold cut-off intervals.are significantly higher in

3.	No high assay values have been cut.

4.	Interval widths generally are equivalent to true widths.

The following recently assayed holes did not intersect significant mineralization:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		Drill Hole Collar Location (Mine Grid 1942)
					Az.	Dip
Lens	Hole-ID	X (m)	Y (m)	Z (m)	(deg)	(deg)
1	BAK-255-2011	541681.5	510418.0	419.3	168	-72
1	BAK-324-2011	541581.4	510906.9	398.9	160	-70
1	BAK-329-2011	541355.7	510845.1	395.3	168	-76
9	BAK-241-2011	542481.3	510444.1	424.4	172	-72
9	BAK-243-2011	542631.1	510146.7	447.4	172	-77
9	BAK-248-2011	542504.7	510523.0	425.5	163	-73
9	BAK-254-2011	542456.2	510531.3	429.8	166	-74

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
		Drill Hole Collar Location (Mine Grid 1942)
					Az.	Dip
Lens	Hole-ID	X (m)	Y (m)	Z (m)	(deg)	(deg)
9	BAK-273-2011	542434.7	510509.6	428.9	170	-72
9	BAK-275-2011	542580.9	510373.9	417.6	168	-72
9	BAK-277-2011	542406.4	510568.2	427.8	169	-73
9	BAK-278-2011	542556.1	510441.2	418.8	170	-72
9	BAK-281-2011	542508.6	510505.4	425.5	180	-70
9	BAK-282-2011	542409.2	510718.2	428.9	169	-72
9	BAK-283-2011	542405.2	510375.3	420.1	169	-71
9	BAK-290-2011	542379.9	510650.8	430.0	168	-71
9	BAK-292-2011	542578.6	510282.1	421.6	169	-63
12	BAK-231-2011	540956.2	510177.8	388.1	173	-72
12	BAK-249-2011	540906.5	510274.7	390.6	168	-73
12	BAK-251-2011	540856.7	510662.7	406.9	163	-72
12	BAK-259-2011	540905.6	510505.2	399.9	164	-72

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 27 February 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary